Exhibit 99.90

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Immunovaccine Inc. (the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario, M5K 1E6 at 10:00 am EST, on May 1, 2018, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2017 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing the auditor and authorizing the directors to fix its remuneration;

4.	adopting a special resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated March 29, 2018 (the “Circular”) authorizing the Board of Directors of the Corporation to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares of the Corporation (the “Shares”), such that the trading price of the post-consolidation Shares is at a minimum of US$5 per post-consolidation Share calculated based on the five-day volume weighted average trading price of the Shares (or such consolidation ratio that will permit the Corporation to meet its above-mentioned objectives with respect to a potential secondary listing on the NASDAQ Stock Market LLC);

5.	adopting a special resolution, the text of which is set out in Schedule “B” to the Circular authorizing the Board of Directors of the Corporation to amend the articles of the Corporation to change the name of the Corporation to “IMV Inc.”, or such other name as the Board of Directors of the Corporation may determine is appropriate; and

6.	transacting such other business as may properly be brought before the Meeting.

Halifax, Nova Scotia, March 29, 2018

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date, and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation or its agent is sending these materials directly to non-registered owners who are “non-objecting beneficial owners” as defined in Canadian securities laws.